InterOil Corporation 1st Quarter, 2006
Revised Management’s Discussion and
Analysis

May 31, 2006

Management’s Discussion and Analysis	2
Overview	2
Summary of Quarterly Results	3
Business Environment	4
Risk Factors	4
Forward-looking statements	4
Results of Operations	6
Upstream—Exploration and Production	6
Midstream—Refining and Marketing	7
Downstream—Wholesale and Retail Distribution	13
Corporate and Consolidation	14
Non-GAAP Measures	15
Capital Resources	16
Operating Activities	16
Investing Activities	16
Financing Activities	16
Upstream Capital Expenditures	16
Midstream Capital Expenditures	16
Downstream Capital Expenditures	17
Liquidity	17
Sources of Capital	17
Capital Requirements	17
Contractual Obligations and Commitments	18
Off-Balance Sheet Arrangements	18
Transactions with Related Parties	18
Share Capital	19
Financial and Derivative Instruments	19
Restricted Cash	20
Foreign Currency Hedge Contracts	20
Commodity Derivative Contracts	20
Critical Accounting Estimates	21
New Accounting Standards	21
Public Securities Filings	21
InterOil Corporation

May 31, 2006
Revised Management’s Discussion and Analysis
The following Revised Management’s Discussion and Analysis (MD&A), dated May 31, 2006, was prepared by the management of InterOil with respect to our financial performance for the periods covered by the related interim financial statements, along with a detailed analysis of our financial position and prospects. The information in this MD&A was approved by our Audit Committee on behalf of our Board of Directors on May 30, 2006 and incorporates all relevant considerations to that date. This MD&A should be read in conjunction with our audited annual consolidated financial statements and accompanying notes for the year ended December 31, 2005 and our unaudited interim financial statements and accompanying notes for the three months ended March 31, 2005. Our financial statements and the financial information contained in this MD&A have been prepared in accordance with generally accepted accounting principles in Canada and are presented in United States dollars. References to “we,” “us,” “our,” and “InterOil” refer to InterOil Corporation and its subsidiaries.
Overview
Our goal continues to be the development of a vertically-integrated energy company whose focus is on operations in Papua New Guinea and the surrounding region. Our strategy is to continue conducting oil and gas exploration operations in Papua New Guinea, operating our refinery and marketing the refined products it produces, and operating our wholesale and retail distribution business for refined petroleum products in Papua New Guinea. Our operations are organized into three major business segments:
•	Exploration and Production. Our upstream business segment explores for oil and natural gas in Papua New Guinea.

•	Refining and Marketing. Our midstream business segment operates our refinery in Papua New Guinea and markets the refined products it produces both domestically in Papua New Guinea and for export.

•	Wholesale and Retail Distribution. Our downstream business segment is engaged in the wholesale and retail distribution of refined products in Papua New Guinea.
InterOil Corporation

Summary of Quarterly Results
The following table summarizes financial information for the three months ended March 31, 2006 and the preceding seven quarters.

Quarters ended
($ thousands, except per	2006		2005 (adjusted)(1)				2004
share data)(unaudited)	Mar 31	Dec 31	Sept 30	June 30	Mar 31(3)	Dec 31	Sep 30(3)	Jun 30(4)
Sales and operating revenues	110,283	130,200	124,481	125,275	103,584	22,151	36,226	12,691
Upstream	—	—	—	—	—	—	—	—
Midstream	103,009	108,488	115,203	114,734	97,996	—	26,310	—
Downstream	27,776	43,741	27,470	30,062	23,588	39,811	10,134	12,954
Corporate & Consolidated	(20,502)	(22,029)	(18,192)	(19,521)	(18,000)	(17,660)	(218)	(264)
Earning before interest, taxes, depreciation and amortization(5) (unaudited)	(9,105)	(5,565)	(3,485)	(7,026)	(5,688)	(40,306)	(3,534)	(1,856)
Upstream	(3,577)	(3,217)	(2,058)	(2,651)	(1,604)	(37,395)	(360)	(1,883)
Midstream	(5,326)	(6,470)	6,000	(6,778)	(3,460)	(2,684)	(1,538)	(205)
Downstream	(358)	3,674	2,526	2,448	629	3,441	1,734	1,451
Corporate & Consolidated	156	448	(2,983)	288	(1,253)	(3,668)	(3,370)	(1,219)
Net income (loss) per segment(6)	(14,363)	(12,162)	(2,912)	(12,853)	(11,355)	(43,856)	(4,917)	(2,522)
Upstream	(3,776)	(3,307)	(2,273)	(2,655)	(1 ,609)	(37,405)	(362)	(1,879)
Midstream	(10,266)	(11,887)	1,017	(12,155)	(8,443)	(3,840)	(1,400)	(334)
Downstream	(314)	2,515	1,465	1,857	255	2,349	761	938
Corporate & Consolidated	(7)	517	(3,121)	100	(1,558)	(4,960)	(3,916)	(1,247)
Net income (loss) per share(6)
Per share — Basic	(0.49)	(0.42)	0.10	(0.45)	(0.40)	(1.73)	(0.19)	(0.10)
Per share — Diluted	(0.49)	(0.42)	0.10	(0.45)	(0.40)	(1.73)	(0.19)	(0.10)

(1)	Comparative quarterly results for all quarters during 2005 have been adjusted and re-presented to include the correct accounting treatment for exploration expenses associated with our $125 million Indirect Participation Interest Agreement as confirmed by our auditors in the third quarter of 2005. The adjusted results present the quarterly financial information as if the indirect participation interest accounting policy we adopted during the third quarter of 2005 had been adopted at the inception of the agreement. See Note 24 to our unaudited financial statements for the periods ended March 31, 2006 and 2005.

(2)	Practical completion of our refinery occurred in the first quarter of 2005. For quarterly comparative purposes as well as for the years ended December 31, 2005 and 2004, the commencement of refining operations should be taken into account when analyzing the respective financial statements. Refining operations on a progressive start-up basis commenced in the first quarter of 2005 for a further description of these adjustments.

(3)	It was identified in the fourth quarter of 2004 that the statement of operations for the quarter ending September 30, 2004 included sales and cost of sales of our refined products sold by our downstream business segment during the commissioning of our refinery. These sales and costs of sales were adjusted to plant and equipment in the fourth quarter of 2004. For comparative purposes, the September 30, 2004 amounts in the table include subsequent period adjustments of revenue ($11,336,839) and cost of sales ($9,397,373). The net impact of these adjustments has increased the net loss by $1,939,466.

(4)	We acquired our downstream business on April 28, 2004. For quarterly comparative purposes as well as for the years ended December 31, 2005 and 2004, the date we acquired our downstream business segment should be taken into account when analyzing the respective financial statements.

(5)	Earnings before interest, taxes, depreciation and amortization, commonly referred to as EBITDA, represents our net income (loss) plus total interest expense (excluding amortization of debt issuance costs), income tax expense, depreciation and amortization expense. For a reconciliation of net income (loss), a Canadian generally accepted accounting principles measure, to EBITDA, a non-GAAP measure, see “Non-GAAP Measures” below.

(6)	We did not have any discontinued operations or extraordinary items during the periods covered by this table.
InterOil Corporation

Our consolidated net loss after tax for the quarter ended March 31, 2006 was $14.4 million compared to a loss of $11.4 million for the same period in 2005. Our consolidated net loss after tax increased primarily due to increased losses from our upstream and midstream business segments.
The net loss for our upstream business segment of $3.8 million during the first quarter of 2006 increased compared to a loss of $1.6 million in the same quarter of 2005. Approximately $2.7 million of this loss is attributable to amortization of the discount calculated on the non-financial liability component under our $125 million Indirect Participation Interest Agreement and the recognition of an asset impairment expense for a barge sold in the second quarter of 2006.
Our midstream business segment recognized a loss of $10.3 million for the quarter ended March 31, 2006 compared to a loss of $8.4 million for the quarter ended March 31, 2005. The increased loss is primarily the result of an increase in the number of days our refinery was shut down due to crude supply disruptions beyond our control and an increase in foreign exchange losses during the first quarter of 2006 compared to the same period of 2005. EBITDA for our midstream business segments was a loss of $5.3 million during the first quarter of 2006 compared to a loss of $3.5 million for the same period in 2005.
Net loss after tax from our downstream business segment was $0.3 million during the first quarter of 2006 compared to net income of $0.2 million for the same period in 2005. The loss during the period ended March 31, 2006 was primarily attributable to timing differences in pricing related to the purchase of products in December 2005 at a price based on November 2005 commodity prices and the subsequent sale of these products in January 2006 at prices based on the lower December 2005 commodity prices for refined products. In addition, a decrease in sales volume during the first quarter of 2006 compared to the same period In 2005 contributed to the loss.
Business Environment
Risk Factors
Our financial results are significantly influenced by the business environment in which we operate. A summary of the various risks can be found under the heading “Risk Factors” in our 2005 Annual Information Form dated March 31, 2006 available at www.sedar.com. We do not believe that our business risks have materially changed since the date of our 2005 Annual Information Form.
Forward-looking statements
This MD&A contains “forward-looking statements” as defined in U.S. federal and Canadian securities laws. All statements, other than statements of historical fact, included in or incorporated by reference in this MD&A are forward-looking statements. Forward-looking statements include, without limitation, statements regarding our plans for expanding our business segments, business strategy, plans and objectives for future operations, future capital and other expenditures, and those statements preceded by, followed by or that otherwise include the words “may,” “plans,” “believes,” “expects,” “anticipates,” “intends,” “estimates” or similar expressions or variations on such expressions. Each forward-looking statement reflects our current view of future events and is subject to risks, uncertainties and other factors that could cause our actual results to differ materially from any results expressed or implied by our forward-looking statements These risks and uncertainties include, but are not limited to:
•	our lack of a substantial operating history;

•	the ability of our refinery to operate at full capacity and to operate profitability;

•	our ability to market refinery output;

•	uncertainty involving the geology of oil and gas deposits and reserve estimates;
InterOil Corporation

•	the results of our exploration program and our ability to transport crude oil and natural gas to markets;

•	delays and changes in plans with respect to exploration or development projects or capital expenditures;

•	political, legal and economic risks related to Papua New Guinea;

•	our dependence on exclusive relationships with our suppliers and customers;

•	our ability to obtain necessary licenses, permits and other approvals;

•	the impact of competition;

•	the enforceability of your legal rights;

•	the volatility of prices for crude oil and refined products, and the volatility of the difference between our purchase price for oil feedstocks and the sales price of our refined products;

•	adverse weather, explosions, fires, natural disasters and other operating risks and hazards, some of which may not be insured;

•	the uncertainty of our ability to attract capital;

•	covenants in our financing and other agreements that may limit our ability to engage in business activities, raise additional financing or respond to changes in markets or competition; and

•	the risks described under the heading “Risk Factors” in our 2005 Annual Information Form dated March 31, 2006.
Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could be inaccurate, and, therefore, we cannot assure you that the forward-looking statements included in this MD&A will prove to be accurate. In light of the significant uncertainties inherent in our forward-looking statements, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and plans will be achieved. Some of these and other risks and uncertainties that could cause actual results to differ materially from such forward-looking statements are more fully described under the heading “Risk Factors” in our 2005 Annual Information Form dated March 31, 2006 and elsewhere in this MD&A. Except as may be required by applicable law, we undertake no obligation to publicly update or advise of any change in any forward-looking statement, whether as a result of new information, future events or otherwise. In making these statements, we disclaim any obligation to address or update each factor in future filings with Canadian securities regulatory authorities or the U.S. Securities and Exchange Commission, or communications regarding our business or results, and we do not undertake to address how any of these factors may have caused changes to discussions or information contained in previous filings or communications. In addition, any of the matters discussed above may have affected our past results and may affect future results so that our actual results may differ materially from those expressed in this MD&A and in prior or subsequent communications.
Our forward-looking statements are expressly qualified in their entirety by this cautionary statement.
We currently have no reserves as defined in Canadian National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities. All information contained in this MD&A regarding resources are references to undiscovered resources under Canadian National Instrument 51-101, whether stated or not.
InterOil Corporation

Results of Operations
Upstream—Exploration and Production
Quarter ended March 31, 2006 compared to the same period in 2005
Our exploration and production business segment recognized a loss of $3.8 million for the quarter ended March 31, 2006 compared to a loss of $1.6 million for the quarter ended March 31, 2005. The increased loss is primarily due to $0.4 million in increased amortization of the discount calculated on the non-financial liability component under our $125 million Indirect Participation Interest Agreement, the recognition of a $0.8 million asset impairment expense for a barge sold in the second quarter of 2006, and increases in costs as a result of increased exploration and related activities.
The following table shows the results for our upstream business segment for the quarter ended March 31, 2006 and 2005.

Upstream – Operating results	Three months ended March 31 ,
($ thousands)	2006	2005(adjusted)
External sales	—	—
Inter-segment revenue	—	—
Total segment revenue	—	—
Cost of sales and operating expenses	—	—
Office and administration and other expenses	688	405
Impairment expense on barge sale	756	—
Exploration costs	3	(313)
Depreciation and amortization	198	3
Exploration impairment	242	—
Accretion expense	1,888	1,512
Interest expense	1	2
Loss from ordinary activities before income taxes	(3,776)	(1,609)
Income tax expenses	—	—
Total net loss	(3,776)	(1,609)
Revenues
As of March 31, 2006, we have not discovered any oil or gas reserves that are deemed to be proved, probable or possible and; therefore, we have not generated any operational revenues from our upstream business segment.
Expenses
In the first quarter of 2006, total expenses from our upstream business segment were $3.8 million compared with $1.6 million for the same period in 2005. We have continued with the accounting treatment for exploration expenses associated with our $125 million Indirect Participation Interest Agreement in the current period that was confirmed by our independent auditors during the third quarter of 2005 and have adjusted the previously reported March 2005 comparative numbers to reflect this treatment. Under the accounting treatment for our $125 million Indirect Participation Interest Agreement, exploration costs incurred in the drilling of wells and acquisition of seismic and airborne gravity data are deducted from the liability to the participants in the $125 million Indirect Participation Interest Agreement, rather than expensed in our statement of operations.
InterOil Corporation

We incurred $1.9 million in accretion expense related to the amortization of the discount calculated on the non-financial liability component of the indirect participation interest during the first quarter of 2006 compared to $1.5 million during the same period in 2005.
Office and administrative and other expenses were $0.7 million in the first quarter of 2006, compared with $0.4 million in the same period in 2005. The increase is mainly due to an increase in drilling activity between the quarters. Impairment expense on barge sale is a result of a one-time $0.8 million loss on the sale of a barge in the second quarter of 2006.
Exploration costs were $0.2 million in the first quarter of 2006 compared with ($0.3) million in the first quarter of 2005. This increase relates mainly to a recovery of exploration costs in the first quarter of 2005.
Midstream—Refining and Marketing
Quarter ended March 31, 2006 compared to the same period in 2005
Our midstream business segment recognized a loss of $10.3 million for the quarter ended March 31, 2006 compared to a loss of $8.8 million for the quarter ended March 31, 2005. The increased loss is primarily the result of an increase in the number of days our refinery was shut down due to crude supply disruptions beyond our control and an increase in foreign exchange losses during the first quarter of 2006 compared to the same period of 2005.
The following table shows the results for our midstream business segment for the quarters ended March 31, 2006 and 2005:

Midstream — Operating results	Three months ended March 31,
($ thousands)	2006	2005

External sales	80,853	79,704
Inter-segment revenue	22,156	18,292
Total segment revenue	103,009	97,996
Cost of sales and operating expenses	105,551	100,188
Office and administration and other expenses	2,784	1,268
Depreciation and amortization	2,598	2,632
Interest expense	2,342	2,351
Loss from ordinary activities before income taxes	(10,266)	(8,443)
Income tax expenses	—	—
Total net loss	(10,266)	(8,443)
Revenues
In the first quarter of 2006, we generated revenues of $103 million compared to revenues of $98 million during the same period in 2005. Sales of products by volume decreased 27.5% from 1.93 million barrels during the first quarter of 2005 to 1.40 million barrels during the first quarter of 2006. The increase in revenue is predominantly driven by a combination of the increased price for refined products and increased domestic sales in Papua New Guinea of higher value products, primarily jet fuel, diesel and gasoline, in both absolute terms and as a percentage of total product sales during the first quarter of 2006 compared to the first quarter of 2005. The reduced volume is a result of the decreased production and sale of lower value products for export. We were able to reduce the amount of crude processed by our refinery as a result of our crude optimization efforts that have allowed us to produce a higher percentage of higher value products per barrel of crude processed. In addition, the volume of products sold was reduced because we exported diesel during the first quarter of 2005 and elected not to export this product during the first quarter of 2006.
Revenues from our refining operations were affected by being shut down for 27 days during first quarter of 2006 compared to only 12 shut down days during the first quarter of 2005. The primary reason for our shutdown of the refinery during the first quarter of 2006 was a disruption in crude supply as a result of
InterOil Corporation

adverse weather conditions affecting our crude suppliers. These weather issues, which were beyond our control, resulted in shut-downs that reduced our throughputs during the first quarter of 2006. We were required to import some diesel during first quarter of 2006 in order to satisfy domestic supply obligations.
We believe that refinery optimization efforts that we intend to implement during the second and third quarters of 2006 and our ongoing crude selection efforts will improve our revenues and profitability going forward. Our ongoing crude selection efforts have increased the percentage of jet fuel and diesel, commonly referred to as middle distillates, produced by our refinery in relation to the amount of naphtha and low sulfur waxy residue produced. The reduction in the amount of naphtha and low sulfur waxy residue being produced has reduced the amount of products we are required to export as a percentage of revenues from approximately 48% during the first quarter of 2005 to approximately 16% during the first quarter of 2006. We believe the reduction in these exports will improve our overall operating margins since exports of naphtha and low sulfur waxy residue result in negative product margins. The completion of our optimization efforts during 2006 should further increase our refinery’s profitability by increasing the internal use of low sulfur waxy residue for power generation and increasing the amount of diesel that may be sold.
The chart below illustrates the success of our drive to reduce the production and export sale of lower value products, and shows a significant shift in revenues toward domestic sales. The disruptions in our refinery’s operations that caused us to have to import diesel also resulted in the reduced production of products that we are required to export. As a result, exports sales are expected to increase during the second quarter of 2006.
Domestic / Export Revenue Split

Cost of Sales and Operating Expenses
Costs of sales were $105.6 million during the quarter ended March 31, 2006 compared to $100.2 in the same quarter in 2005. The increase in costs of sales during first quarter of 2006 compared to first quarter of 2005 is primarily due to an increase in crude feedstock costs between the two periods offset by a 27.5% reduction in volumes sold.
Office and Administration and Other Expenses
Office and administration and other expenses were $2.8 million for the quarter ended March 31, 2006 compared to $1.3 million during the same period in 2005. The increase of $1.5 million is primarily due to foreign exchange losses increasing by $2.1 million from a $1.1 million gain during the first quarter of 2005 to
InterOil Corporation

a $1 million loss during the first quarter of 2006. The increase in foreign exchange losses was offset by a decrease in working capital borrowing costs of $0.8 million as a result of a reduction in crude purchases during the first quarter of 2006 compared to the same period in 2005.
Crude Prices
Due to the nature of our business, there is always a time difference between the purchase and processing of a crude feedstock and the sale of finished products to the various markets. We enter into derivative instruments to reduce the risks the changes expose us to as described below under “—Commodity Derivatives.” The price of Tapis crude oil, as quoted by the Asian Petroleum Price Index (APPI), is a benchmark for setting crude prices within the region where we operate and is used by us when we purchase crude feedstock for our refinery. The price of Tapis averaged $65.26 per barrel during the first quarter 2006 compared to $50.30 during the first quarter of 2005. The following chart shows the price of Tapis crude for the period from January 1, 2005 to March 31, 2006 as reported by the APPI.
APPI Tapis — Crude
Market Pricing
The crack spread of a refined petroleum product refers to the difference between the price of such product and the price of the crude feedstock used to make such product. Because there has not been the same increase in demand for naphtha and low sulfur waxy residue in recent years as there has been for middle distillates, the margin for these products has, subject to short-term fluctuations, generally decreased. This decrease in margins for naphtha and low sulfur waxy residue has offset most of the increased margins we receive from middle distillates and is the primary reason that our exports of these products result in negative margins. As discussed in our MD&A for the year ended December 31, 2005, we are in the process of making improvements to our refinery to reduce the production of, and increase our internal use of, these lower margin products.
The benchmark price for refined products in the region we operate is the average spot price quotations for refined products from Singapore reported by Platts. This benchmark is commonly referred to as the MOPS price for the relevant refined product. The following chart is based on information obtained from APPI and Platts Global Alert Service and shows the crack spread, or margin, between the benchmark crude for our feedstock, Tapis, and the relevant MOPS refined product benchmark. The actual prices we pay for our crude feedstock and receive for our refined product will differ from, but will be generally be related to, the Tapis and MOPS benchmarks.
InterOil Corporation

Product Cracks
Production Slate and Optimization of Crude Feedstocks
The mix of refined products produced by a refinery is referred to as its production slate. As a result of our crude selection program during 2005, we identified a number of crude feedstocks and blends for our refinery that we expect will meet our production targets. We are currently using these previously identified crude feedstocks. The following chart shows the progressive improvement in the yield of higher margin products consisting of middle distillates and gasoline due to changes in the crude feedstocks processed and improvements to operational procedures since the start-up of our refinery. The fluctuations in gasoline production are primarily a result of our ability to reform enough naphtha to fulfill all of the demand for gasoline in Papua New Guinea while operating our reformer on a part-time basis.
InterOil Corporation

Middle Distillates and Gasoline Production Slate
Naphtha and Low Sulfur Waxy Residue (LSWR) Production
The following chart shows the decrease in the net production of lower margin products consisting of low sulfur waxy residue and naphtha since the start-up of our refinery. These beneficial decreases are due to the crude selection efforts discussed above under “—Production Slate and Optimization of Crude Feedstocks.”
Naphtha and Low Sulfur Waxy Residue Production
InterOil Corporation

Refinery Throughput
Our refinery is rated to process up to 32,500 barrels of oil per day using Kutubu crude as the feedstock and established a peak rate of 34,500 barrels of oil per day during testing using Kutubu crude. During the first quarter of 2005, we processed a total of approximately 2.12 million barrels of feedstock compared with 1.26 million barrels in the first quarter of 2006. With the exception of the start up period, the amount of crude feedstock processed by our refinery has decreased over time due to our operational focus on optimizing crude feedstocks such that we process those with high middle distillate yield to meet Papua New Guinea’s domestic demand for diesel, jet fuel and gasoline, while reducing the amount of naphtha and low sulfur waxy residue we are required to export at a negative margin. During 2006 and 2007, we will focus on securing exports to the Pacific Island regional market to which we believe we can profitably export our products. Securing these export markets will permit us to increase our product sales and maximize the use of our refining assets
The following chart illustrates our refinery’s throughput since start-up:
Refinery Throughput
Commodity Derivatives
From time to time, we enter into derivative instruments to reduce the risks of changes in the relative prices of our crude feedstocks and refined products. The derivatives reduce our exposure to the timing differences inherent in our purchase of crude feedstocks and the sale of refined products produced using such feedstocks and to fluctuations in refining margins on the volumes hedged. However, these derivatives limit the benefit we might otherwise have received from any increases in refining margins on the hedged volumes.
The accounting treatment of our hedging activities resulted in a gain of $804,253 for the quarter ended March 31, 2006, including contracts that have been marked to market at quarter end. As a result of our derivative activities, for the period ended March 31, 2006 we have recognized a gain of $495,338 in our statement of operations and a gain of $308,915 has been included in the deferred hedge gain liability account in our consolidated balance sheet.
Trigger pricing, initiated in connection with our crude purchases in the fourth quarter of 2005, resulted in savings of $1.6 million on crude purchases during first quarter 2006 as compared to the cost of the crude purchases had we not initiated the trigger pricing. The trigger pricing mechanism allows us, at our option, to
InterOil Corporation

purchase a portion of a crude cargo at a fixed price rather than unknown future prices. No trigger pricing mechanism was in place during first quarter of 2005.
Downstream—Wholesale and Retail Distribution
Quarter ended March 31, 2006 compared to the same period in 2005
Our downstream business segment recognized a loss of $0.3 million for the quarter ended March 31, 2006 compared to net income of $0.2 million for the quarter ended March 31, 2005. The loss during the period ended March 31, 2006 was primarily attributable to timing differences in pricing related to the purchase of products in December 2005 at a price based on November 2005 commodity prices and the subsequent sale of these products in January 2006 at prices based on the lower December 2005 commodity prices for refined products.
The following table shows the results for our downstream business segment for the quarters ended March 31, 2006 and 2005:

Downstream – Operating results	Three months ended March 31,
($ thousands)	2006	2005

External sales	27,775	23,588
Inter-segment revenue	1	—
Total segment revenue	27,776	23,588
Cost of sales and operating expenses	25,174	20,678
Office and administration and other expenses	2,960	2,281
Depreciation and amortization	62	215
Interest expense	38	—
Net income (loss) from ordinary activities before income taxes	(458)	414
Income tax expenses (benefit)	144	(159)
Total net income (loss)	(314)	255
Revenues
Total revenues for the quarter ended March 31, 2006 were $27.8 million compared with $23.6 million for the quarter ended March 31, 2005. The increase in sales and operating revenue for the quarter ended March 31, 2006 compared to the previous year is primarily the result of an increase in the selling price of refined products. The average sales price of products sold per liter was $0.62 during the first quarter of 2006 compared to $0.46 during the same period in 2005. The increase in sales price was offset by a 14% decrease in refined products sold during the first quarter of 2006 compared to the same period in 2005. The decrease was primarily a result of reduced sales to wholesale customers. Our downstream business sold 44.6 million liters of product during the first quarter of 2006, compared to 50.97 million liters of product in the first quarter of 2005.
Expenses
The main cost of sales and operating expenses is derived from either purchasing products from our refinery or importing products not produced at our refinery from other parties. Costs of sales and operating expenses were $25.2 million during the first quarter of 2006 compared to $20.7 million during the first quarter of 2005. The increase in expenses is a result of increases in the cost of refined products. The average cost of refined products purchased during the first quarter of 2006 was $0.56 compared to $0.41 during the first quarter of 2005.
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Office and administration and other expenses rose from $2.3 million in the first quarter 2005 to $3.0 million in the first quarter of 2006. This increase is mainly the result of rises in land based freight rates, marine insurance, and repairs and maintenance costs.
Corporate and Consolidation
Quarter ended March 31, 2006 compared to the same period in 2005
The following table shows our corporate level expenses and our results on a consolidated basis for the quarters ended March 31, 2006 and 2005:

Corporate and consolidation	Three months ended March 31,
($ thousands)	2006	2005

External sales — elimination	—	(26)
Inter-segment revenue elimination (1)	(22,156)	(18,292)
Interest revenue	607	168
Other unallocated revenue	1,047	149
Total segment revenue	(20,502)	(18,001)
Cost of sales and operating expenses elimination(1)	(22,156)	(18,195)
Office and administration and other expenses(2)	1,498	1,447
Depreciation and amortization(3)	(21)	17
Interest expense(4)	285	194
Loss from ordinary activities before income taxes	(108)	(1,464)
Income tax expenses	(19)	(13)
Non-controlling interest	120	(81)
Total net loss	(7)	(1,558)

(1)	Represents the elimination upon consolidation of our refinery sales to other segments and other minor inter-company product sales.

(2)	Includes the elimination of inter-segment administration service fees.

(3)	Represents the amortization of a portion of costs capitalized to assets on consolidation.

(4)	Includes the elimination of interest accrued between segments.
Expenses
Our total corporate office and administration and other expenses increased slightly for the quarter ended March 31, 2006, compared to the same period in 2005.
InterOil Corporation

Non-GAAP Measures
Earnings before interest, taxes, depreciation and amortization, commonly referred to as EBITDA, represents our net income (loss) plus total interest expense (excluding amortization of debt issuance costs), income tax expense, depreciation and amortization expense. We believe that EBITDA provide shareholders with useful information with which to analyze and compare our operating performance with other companies in our industry. EBITDA does not have a standardized meaning prescribed by Canadian generally accepted accounting principles and, therefore, may not be comparable with the calculation of similar measures for other companies. The items excluded from EBITDA are significant in assessing our operating results. Therefore, EBITDA should not be considered in isolation or as an alternative to net earnings, operating profit, net cash provided from operating activities and other measures of financial performance prepared in accordance with Canadian generally accepted accounting principles. Further, EBITDA is not a measure of cash flow under Canadian generally accepted accounting principles and should not be considered as such.
The following table reconciles net income (loss), a Canadian generally accepted accounting principles measure, to EBITDA, a non-GAAP measure.

Quarters ended	2006	2005 (adjusted)				2004
($ thousands) (unaudited)	Mar 31	Dec 31	Sept 30	June 30	Mar 31	Dec 31	Sep 30	Jun 30
Earning before interest, taxes, depreciation and amortization	(9,105)	(5,565)	3,485	(7,026)	(5,688)	(40,306)	(3,534)	(1,856)
Upstream	(3,577)	(3,217)	(2,058)	(2,651)	(1,604)	(37,395)	(360)	(1,883)
Midstream	(5,326)	(6,470)	6,000	(6,778)	(3,460)	(2,684)	(1,538)	(205)
Downstream	(358)	3,674	2,526	2,449	629	3,441	1,734	1,451
Corporate & Consolidated	156	448	(2,983)	(46)	(1,253)	(3,668)	(3,370)	(1,219)

Subtract:
Interest expense	2,666	2,9889	2,454	2,997	2,547	2,605	573	23
Upstream	1	(6)	2	2	2	5	—	—
Midstream	2,342	2,755	2,320	2,736	2,351	844	—	—
Downstream	38	43	42	140	—	423	31	1
Corporate & Consolidated	285	197	90	119	194	1,333	542	22

Income taxes & non- controlling interest	(245)	910	1,000	301	253	687	622	496
Upstream	—	—	—	—	—	—	—	—
Midstream	—	—	—	—	—	—	—	—
Downstream	(144)	1,061	965	571	159	772	625	502
Corporate & Consolidated	(101)	(151)	35	(270)	94	(85)	(3)	(6)
Depreciation & amortization	2,837	2,698	2,943	2,529	2,867	258	188	147
Upstream	198	96	213	2	3	5	2	(4)
Midstream	2,598	2,662	2,663	2,641	2,632	312	(138)	129
Downstream	62	55	54	(119)	215	(103)	317	10
Corporate & Consolidated	(21)	(115)	13	5	17	44	7	12

Net income (loss) per segment	(14,363)	(12,162)	(2,912)	(12,853)	(11,355)	(43,856)	(4,917)	(2,522)
Upstream	(3,776)	(3,307)	(2,273)	(2,655)	(1,609)	(37,405)	(362)	(1,879)
Midstream	(10,266)	(11,887)	1,017	(12,155)	(8,443)	(3,840)	(1,400)	(334)
Downstream	(314)	2,515	1,465	1,857	255	2,349	761	938
Corporate & Consolidated	(7)	517	(3,121)	100	(1,558)	(4,960)	(3,916)	(1,247)
InterOil Corporation

Capital Resources
Operating Activities
For the quarter ended March 31, 2006, cash generated by our operating activities was $7.9 million compared with $42.6 million for the quarter ended March 31, 2005. For the quarter ended March 31, 2006, we had a consolidated net loss of $14.4 million compared to a consolidated net loss of $11.4 million for the same quarter in 2005. Our primary uses of cash for operating activities during the first quarter of 2006, other than the activity related to deriving net income (loss), were $11.1 million attributable to increases in inventory balances for crude and refined product, less a $14.9 million decrease in our trade receivables. For the quarter ended March 31, 2005, our primary uses of cash for operating activities were $24.3 million for increases in inventory balances of crude and refined product, less $38.0 million for decreases in trade receivables and $34.2 million for increases in accounts payable.
Investing Activities
For the quarter ended March 31, 2006, cash spent on our investing activities was $21.1 million compared with cash received of $42.8 million for the quarter ended March 31, 2005. During the first quarter of 2006, cash received from investing activities mainly consisted of a $2.5 million reduction in our secured cash balances. During the first quarter of 2006, cash used in investing activities consisted primarily of $11.2 million for oil and gas exploration, $4.8 million for purchases of plant and equipment, $4.5 million for the deposit of funds in connection with the purchase of Shell’s downstream business in Papua New Guinea and $2.9 million for decreases in accounts payable. For the quarter ended March 31, 2005, cash used in investing activities consisted primarily of $5.2 million for oil and gas exploration, $13.0 million for restricted cash to support our working capital facility, $12.1 million for repayment of business combination financing used to purchase our downstream business and $0.5 million for refinery plant and equipment investments. During the first quarter of 2005, cash used in investing activities was offset by cash proceeds of $80.4 million from our $125 million Indirect Participation Interest Agreement.
Financing Activities
For the quarter ended March 31, 2006, cash used in our financing activities was $8.0 million compared with $5.4 million for the quarter ended March 31, 2005. During the first quarter of 2006, amounts received from financing activities included $1.4 million of net proceeds from an unsecured loan. Cash received from financing proceeds during the first quarter of 2006 were offset by $9.4 million in repayments to our working capital facility. Amounts received from financing activities during the first quarter of 2005 consisted of $20.0 million in short term loans, $22.7 million of net proceeds from the value allocated to the conversion option component of our $125 million Indirect Participation Interest Agreement and $1.9 million in proceeds from the issuance of common shares upon exercise of options. Cash received from financing activities during the first quarter of 2005 was partially offset by $0.4 million in repayments of loans from related party and $49.6 million in repayments to our working capital facility.
Upstream Capital Expenditures
During the first quarter of 2006, our capital expenditures for exploration in Papua New Guinea totaled $11.2 million compared with $5.2 million during the first quarter of 2005. Our capital expenditures during the first quarter of 2006 consisted of $7.6 million for the drilling of exploration wells and $3.6 million for seismic and airborne gravity surveys. The increase in capital expenditures during the first quarter of 2006 compared to the same period of 2005 is due to increased drilling operations and conducting seismic and airborne gravity surveys that were not performed during the same period in 2005.
Midstream Capital Expenditures
During the first quarter of 2006, capital expenditures for our refining and marketing business segment were $4.1 million compared with $1.7 million during the first quarter of 2005. The increase in capital expenditures during the first quarter of 2006 compared to the same period in 2005 is a result of our refinery optimization program that we initiated in the second half of 2005.
InterOil Corporation

Downstream Capital Expenditures
During the first quarter of 2006, capital expenditures for our wholesale and retail distribution business segment was approximately $0.6 million compared with $0.4 million during the first quarter of 2005. Our 2006 capital expenditures consisted of costs associated with the construction of storage tanks, the purchase of pumps, and the installation of additional security devices at all of our installations.
Liquidity
Sources of Capital
Upstream
We currently fund all of our upstream capital expenditures using the proceeds of the $125 million Indirect Participation Interest Agreement that we entered into in February 2005.
Midstream
In August 2005, we entered into a $150 Million Secured Revolving Crude Import Facility with BNP Paribas, Singapore Branch. The facility, which is up for renewal on June 30, 2006, is used to finance purchases of crude feedstocks for our refinery. As of March 31, 2006, the maximum aggregate principal amount permitted to be outstanding at any one time under the facility was $150 million and $82.2 million remained available for use under the facility. During the first quarter of 2006, the weighted average interest rate under this facility was 6.99%.
Downstream
Our downstream working capital and capital programs are funded by cash provided by operating activities
Corporate
On May 4, 2006, we entered into a $130 million two year term loan credit agreement. The initial interest rate under this facility is 4%. We received $65 million in gross proceeds on the closing date of this facility. A portion of these proceeds were used to repay $25.3 million in principal and interest outstanding under an unsecured loan that we entered into on January 28, 2005. An additional $35 million in borrowings are scheduled to be made available to us under this new credit agreement in June 2006.
Capital Requirements
Upstream
We are obligated under our $125 million Indirect Participation Interest Agreement to drill eight exploration wells. We believe that the $125 million raised from investors pursuant to this agreement is sufficient to meet these obligations. As of May 15, 2006, a portion of the funds raised pursuant to this program were committed to restricted cash accounts which support our midstream operations. Upon the funding of additional amounts under our $130 million credit agreement in June 2006, we believe that we will have sufficient funds to meet our obligations under the $125 million Indirect Participation Interest Agreement.
Midstream
We believe that, upon the receipt of additional proceeds in June 2006 from our $130 million credit agreement, we will have sufficient funds to pay our estimated capital expenditures during 2006 for our midstream business segment of $10.0 million.
InterOil Corporation

Downstream
We believe that our cash flows from operations will be sufficient to meet our estimated capital expenditures for our wholesale and retail distribution business segment during 2006 of $2.4 million. We believe that, upon the receipt of additional proceeds in June 2006 from our $130 million credit agreement, we will have sufficient funds to complete the acquisition of Shell’s downstream distribution business in Papua New Guinea and support our downstream business segment’s anticipated working capital needs.
Contractual Obligations and Commitments
The following table contains information on payments for contracted obligations as of March 31, 2006 that we have over the next five years and it should be read in conjunction with our financial statements and the notes thereto:

		Payments Due by Period
		Less than	1—2	2—3	3—4	4—5	More than
Contractual obligations	Total	1 Year	years	years	years	years	5 years
Long-term debt obligations	$80,500	$9,000	$9,000	$9,000	$9,000	$9,000	$35,500
Indirect participation interest(1)	$5,500	—	$5,500
Indirect participation interest	$55,993	$30,655	$25,338	—	—	—	—
Unsecured term loan	$21,453	$21,453	—	—	—	—	—
Capital expenditure commitments relating to refinery optimization program(2)	$1,600	$1,600	—	—	—	—	—
Petroleum prospecting and retention licenses(3)	$160	$160	—	—	—	—	—
Total	$165,206	$62,868	$39,838	$9,000	$9,000	$9,000	$35,500

(1)	The terms of the indirect participation interest agreement provide for various conversion options. The amount provided is the maximum amount that can be converted to debt and differs from the amount presented in the December 31, 2005 Consolidated Balance Sheet due to conversion requirements into our fully paid common shares.

(2)	The company is in the process of a number of projects relating to optimizing the refinery’s output.

(3)	The amount pertaining to the petroleum prospecting and retention licenses represents the amount we are required to spend over the next two years to maintain the exploration licenses. The committed amount can be spent in any proportion over the two years. In addition, we have an obligation to drill an exploration well in Petroleum Prospecting License 237 prior to the end of March 2007. The costs to drill this well are not included in the above table because they cannot be estimated at this time.
Off-Balance Sheet Arrangements
As of March 31, 2006, we did not have any off balance sheet arrangements and did not enter into any during the three month period ended March 31, 2006, including any relationships with unconsolidated entities or financial partnerships to enhance perceived liquidity.
Transactions with Related Parties
Petroleum Independent and Exploration Corporation, a company owned by Mr. Mulacek, our Chairman and Chief Executive Officer, earned a management fee of $37,500 during the first quarter of 2006. This management fee relates to Petroleum Independent and Exploration Corporation being appointed the General Manager of one of our subsidiaries, S.P. InterOil, LDC.
Breckland Limited provides technical and advisory services to us on normal commercial terms. Roger Grundy, one of our directors, is also a director of Breckland Limited and he provides consulting services to us as an employee of Breckland. Breckland was paid $44,357 during the first quarter of 2006 and $64,019 during the first quarter of 2005.
Amounts due to directors for directors’ fees totaled $61,000 at March 31, 2006 compared to $30,500 at March 31, 2005. At March 31, 2006, $628,333 was due to executive officers for bonuses.
InterOil Corporation

Share Capital
Our authorized share capital consists of an unlimited number of common shares with no par value. As of March 31 2006, we had 29,163,320 common shares outstanding and 33,990,325 common shares on a fully diluted basis.

Share Capital	Number of shares

Balance, December 31, 2002	20,585,943
Shares issued for cash	3,817,500
Shares issued for debt	31,240
Shares issued on exercise of options	381,278
Balance, December 31, 2003	24,815,961
Shares issued for debt	3,184,828
Shares issued on exercise of options	310,095
Balance, December 31, 2004	28,310,884
Shares issued on exercise of options	781,268
Shares issued on exercise of warrants	19,168
Shares issued for debt	52,000
Balance December 31, 2005	29,163,320
Shares issued from January 1, 2006 to March 31 , 2006	—
Balance March 31, 2006	29,163,320
Remaining stock options authorized	911,068
Remaining shares issuable upon exercise of warrants	340,247
Remaining conversion rights authorized(1)	3,570,690
Other	5,000
Balance March 31, 2006 Diluted	33,990,325

(1)	In 2003 and 2005, we sold indirect participation working interests in our exploration program. Some of the investors under our indirect participation interest agreements still have the right to convert, under certain circumstances, their interest to our common shares. If 100% of the investors under all of our indirect participation interest agreements choose to convert their interests, we would be required to issue an additional 3,570,690 common shares.
Financial and Derivative Instruments
With the exception of cash and cash equivalents and restricted cash, all financial assets are non-interest bearing. During the three months ended March 31, 2006, we earned 4.2% on the cash on deposit related to the working capital facility. During the three months ended March 31, 2006, cash and cash equivalents earned an average interest rate of 3.2% per annum on cash, other than the cash on deposit that was related to the working capital facility, compared to 1.98% during the same period in 2005.
Credit risk is minimized as all cash amounts and certificate of deposit are held with large banks which have acceptable credit ratings determined by a recognized rating agency. The carrying values of cash and cash equivalents, trade receivables, all other assets, accounts payable and accrued liabilities, all short-term loan facilities and amounts due to related parties approximate fair values due to the short term maturities of these instruments.
InterOil Corporation

Restricted Cash
Restricted cash is comprised of the following:

Restricted cash	Three months ended March 31,
As at December 31, 2005	2006	2005

Cash deposit on working capital facility (4.2%)	13,568,494	28,540,932
Cash deposit on secured loan (3.2%)	506,466	—
Bank term deposits on Petroleum Prospecting licenses (0.9%)	102,881	103,512
Total	14,177,841	28,644,444
Cash held as a deposit on the working capital facility secures a portion our working capital facility with BNP Paribas. The cash held as a deposit on the secured loan provides a portion of the security for our secured loan borrowings with the Overseas Private Investment Corporation.
Bank term deposits on Petroleum Prospecting Licenses are unavailable to us while Petroleum Prospecting Licenses 236, 237 and 238 are being utilized.
Foreign Currency Hedge Contracts
We had no outstanding foreign currency forward contracts at March 31, 2006 and 2005.
Commodity Derivative Contracts
From time to time, we enter into derivative instruments to reduce the risks of changes in the relative prices of our crude feedstocks and refined products. The derivatives reduce our exposure on the hedged volumes based on timing differences and also to decreases in refining margins. However, these derivatives limit the benefit we might otherwise have received from any increases in refining margins on the hedged volumes. We use derivative commodity instruments to manage exposure to price volatility on a portion of our refined product and crude inventories.
As of March 31, 2006, we had entered into jet fuel crack spread swap agreements to hedge a portion of the anticipated 2006 sales of this product. We also entered into naphtha swap agreements to hedge a portion of second quarter 2006 naphtha sales. We have entered into crude swap agreements, our raw material component, to hedge a portion of the anticipated 2006 sales of diesel, naphtha and low sulfur waxy residue that are intended to match the timing of our crude feedstock costs to the anticipated sales date of these products. There were no hedges outstanding at March 31, 2005.
At March 31, 2006, we had a net receivable of $1,484,347 relating to commodity hedge contracts compared to no net receivables at March 31, 2005. Of this total, a receivable of $1,164,447 relates to hedges deemed effective at March 31, 2006 and $319,900 relates to derivative contracts that were closed and for which hedge accounting has been discontinued. The gain on the derivative contracts for which hedge accounting was discontinued is included in general and administration expenses for the three months ended March 31, 2006. The gain on the hedges on which final pricing will be determined in future periods of $1,325,913 has been included in the deferred hedge gain liability on the balance sheet.
The following summarizes the effective hedge contracts by derivative type on which final pricing will be determined in future periods as of March 31, 2006:

Derivative	Type	Notional volumes (bbls)

Crude swap	Sell crude	150,000
Crude swap	Buy crude	300,000
Naphtha swap	Sell naphtha	80,000
Jet kerosene crack spread swap	Sell jet kerosene/buy crude	249,999
InterOil Corporation

Critical Accounting Estimates
Certain of our accounting policies require that we make appropriate decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. For a discussion of those accounting policies, please refer to our Management’s Discussion and Analysis for the year ended December 31, 2005 available at www.sedar.com.
New Accounting Standards
For a discussion of the new accounting standards to be used by us in 2006, please refer to our Management’s Discussion and Analysis for the year ended December 31, 2005 available at www.sedar.com.
Public Securities Filings
You may access additional information about us, including our Annual Information Form, which is filed with the Canadian Securities Administrators at www.sedar.com, and our Form 40-F, which is filed with the U.S. Securities and Exchange Commission at www.sec.gov.
InterOil Corporation